SORL AUTO PARTS, INC.
No. 1169 Yumeng Road
Ruian Economic Development District
Ruian City, Zhejiang Province
People’s Republic of China

June 16, 2006

Via Fax and Edgar

Mr. George F. Ohsiek, Jr.
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Sorl Auto Parts, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
Form 10-QSB for the Quarterly Period Ended March 31, 2005
Form 10-QSB for the Quarterly Period Ended June 30, 2005
Form 10-QSB for the Quarterly Period Ended September 30, 2005
Form 10-KSB/A for the Fiscal Year Ended December 31, 2004 Filed February 9, 2006
Form 10-QSB/A for the Quarterly Period Ended March 31, 2005
Form 10-QSB/A for the Quarterly Period Ended June 30, 2005
Form 10-QSB/A for the Quarterly Period Ended September 30, 2005
File No. 001-10892

Dear Mr. Ohsiek:

          This letter is in response to your letter of April 25, 2006 to David Ficksman regarding the above matter.

Proposed Form 10-KSB Amendment No 2 for the Year Ended December 31, 2004

General

          Comment 1

          After the cover page of all amended filings, including Forms 10-Q/A, please provide an explanatory note stating the reasons for the amendment.

          Response to Comment 1

          We have added an explanatory note following the cover page to all amended filings stating the reasons for the amendment.

Mr. George F. Ohsiek, Jr.
June 16, 2006

Item 7. Financial Statements, page 13

General

          Comment 2

          We have considered your response to comments 1 and 2 from our letter dated February 22, 2006. In your response you state that your operation related to the manufacturing of valves for automotive brake systems (“transferred business”) was the main operation of the combined entity prior to the spin-off. This statement appears to be supported by Note 12 of the Ruili Group Corporation China fiscal 2003 and 2002 audited financial statements included in your Form 8-K dated May 10, 2004 which indicates that 100% of your fiscal 2003 and 2002 revenues related to the manufacturing and sale of valve and valve-related products.  However, Schedule 1 of your response and Note 12 of the financial statements referenced above indicate that a majority of the trade receivables, short-term bank borrowings, trade payables and other payables and accruals as of December 31, 2003 were non-valve related. Please tell us why this is the case considering that it appears your main operations as of December 31, 2003 were operations related to the manufacturing of valves for automotive brake systems.

          Response to Comment 2

          During fiscal 2003 Ruili’s business consisted of both brake valve and non-brake valve auto parts. As disclosed in the MD&A for the years ended 2003, 2004 and 2005, non-brake valve revenues from automotive components have accounted for approximately 23% to 25% of total revenues.

          Upon the formation of the joint venture, only the assets and liabilities related to the valve business were transferred.  Ruili did not transfer the outstanding trade receivables, inventory or trade payables related to the sales of non-valve automotive products that were generated prior to the transfer date. Ruili maintained ownership of those assets and liabilities. Additionally, Ruili did not transfer any of the real estate or related liabilities or operations related to the real estate or hotel business.

          However, the customer base of valve and non-valve products was transferred to SORL, and the income statement from the non-valve business for the year ended December 31, 2003 included the results of the non-valve automotive business.  SORL continued to purchase non-valve automotive products from Ruili, and SORL continued to re-sell those non-valve related products to its customers.

          Management believes that the volume of non-valve related sales is comparable in all periods presented as evidenced by the allocation of the revenue discussed in the first paragraph.

Mr. George F. Ohsiek, Jr.
June 16, 2006

Notes to Consolidated Financial Statements, page F-8

Note 1. Organization/Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

          Comment 3

          We have considered your response to comment 7 from our letter dated February 22, 2006. Please provide additional clarification of the following information in order to assist our understanding of your sales with extended credit terms and related disclosures:

•	The dollar amount of 2005 sales completed pursuant to extended credit terms;

•

The dollar amount of accounts receivable as of December 31, 2005 relating to sales subject to extended credit terms. Your response letter indicates that extended credit terms were issued only to customers with a history of prompt payment and who were considered “minimal credit risk.” However, on page 34 of your 2005 Form 10-K you disclose that you are “phasing out customers with high credit risks.” You further disclose on page 31 of your 2005 Form 10-K that you wrote off $794,000 of uncollectible accounts related to extension of temporary special credit terms to certain customers. The disclosures on pages 31 and 34 of your 2005 Form 10-K appear to be inconsistent with your assertion that customers who received extended credit terms were minimal credit risk. Please explain;

•

The dollar amount of notes receivable as of December 31, 2005 relating to sales originally generated subject to extended credit terms. Please also discuss your consideration of an allowance for notes receivable. A discussion of the relative credit risk of the customers to whom the notes were issued would be helpful in this regard. Please specify the terms of the notes;

•

The nature of customers for whom sales returns are accepted. Your response letter indicates that you do not accept returns from OEM customers, but your disclosure on page 44 of your 2005 Form 10-K indicates that revenues are net of returns. Please clarify whether your policy of accepting returns changed between 2004 and 2005;

•

The approximate inventory holding period of customers to whom you extend special credit terms. We assume that some or all customers who purchase goods subject to extended credit terms sell inventory purchased from you prior to the due date of the receivable. If so, we do not understand how offering extended credit terms does not result in an in-substance consignment arrangement under SAB Topic 13.A.2 since the effect of the extended credit terms is that the customer does not have all risks of ownership, despite passage of title and lack of rights of return, due to the likelihood of withholding payment until resale of the product to their customer; and

•

The amount of sales subject to extended credit terms relating to domestic aftermarket distributors. On page 34 of your 2005 Form 10-K you disclose that aftermarket distributors received extended credit terms. Please clarify whether the statements you make in your response letter regarding extended credit terms granted to OEMs also apply to aftermarket distributors.

Mr. George F. Ohsiek, Jr.
June 16, 2006

          Response to Comment 3

•	2005 sales completed pursuant to extended credit terms was $16.8M.

•	Accounts receivable as of December 31, 2005 subject to extended credit terms was $11.6M

•

The business decision by the Company to grant special extended terms to selected customers who had a good payment history and represented  low credit was intended to be done on a temporary basis in response to the Chinese government’s macroeconomic policy that was designed to protect against economic overheating.

          The Company extended these credit terms to selected customers to strengthen its competitiveness in the market place and to solidify its relationship with the customers.

          The customers who received the extended terms were primarily large state owned auto manufacturers that have had long relations with the Company. Before the extended terms were granted, top-level management reviewed and approved the credit. Approval was granted based upon the customer’s strength, long-term viability as a customer and prior payment and business history with the Company. However this does not guaranty that collection will occur nor does this mean that the Company will not evaluate these receivables as part of its determination of the allowance for doubtful accounts.

          The Company maintains its position that it grants these terms to those Company’s that represent “minimal credit risk”. The Company also reaffirms its business plan for 2006 as referred to on page 34 on the 2005 Form 10-K that in 2006 it will be moving its sales focus from the domestic OEM market to the international market which will allow it to eliminate customers with lower profit margins and higher credit risks. The statements on page 34 that indicate that the increase in accounts receivable relates to the extension of special credit terms and that the Company’s 2006 focus will be on customers with higher margins and lower credit risks are both true and not inconsistent.

          To clarify the situation and to eliminate the confusion, further disclosure has been added to the section on Fourth Quarter Adjustment to further explain the Company’s policy with respect to the determination of allowance for doubtful accounts.

          The Company generally provides for doubtful accounts for each reporting period by first identifying specific accounts for which the company has determined that collection is uncertain. This determination is made based upon the facts and circumstances of each account.

Mr. George F. Ohsiek, Jr.
June 16, 2006

          Secondly, the Company makes an allowance, based upon the history of collection practices, of the all of remaining accounts based upon the age of the customer’s receivable.

          While during 2005, the Company intentionally granted longer terms to certain selected customers, it also made allowance for a portion of those and all other receivables based upon the policy that it consistently applies.

•

Notes receivable as of December 31, 2005 relating to sales originally subject to extended credit terms was $1.38M. The notes receivable represent bills of exchange which are instruments that are negotiable at the banks and can be used to pay vendors. The notes are from high credit quality customers. No provision for uncollectible accounts has been made against these amounts.  The terms of notes are generally between 60-90 days with the longest terms being up to 180 days.

•

The Company does not accept product returns except for defects or the shipment of the wrong part. This policy has not changed for any of the reporting periods. Similar disclosure has been added to the 10 K for 2004 under revenue recognition.

•

We have no information on our customers’ inventory holding periods. Once we sell our inventory to a customer, it becomes theirs to use or resell as they see fit. We also have no information as to whether our customers resell our goods prior to the time payment is due us. Our payment from the customer is not dependent on whether they can resell it or not. We set payment terms, either normal or extended, on a case by case basis to induce overall sales.

          The Company has reviewed the conditions necessary to record revenue under the Staff accounting bulletins as follows:

          (a)          Persuasive evidence of an arrangement exists.

          There exists an understanding between the Company and the customer regarding the terms of the transaction

          (b)          Delivery has occurred.

          The Company will not make an entry to record the revenue until it has been notified by the warehouse that the goods have been shipped.

          (c)          The Sellers price to the customer is fixed and determinable

          Contracts are usually signed upfront. The Company may receive purchase orders or work requisitions. The Company renders an invoice on the completion of the job.

          (d)          Collection is reasonably assured

Mr. George F. Ohsiek, Jr.
June 16, 2006

          At the point of sale, collection is reasonably assured. If facts and circumstance later dictate that the receivable may be impaired, the company evaluates this in its determination of the allowance for doubtful accounts.

          We have also considered your comment as to whether the extension of credit terms results in an in-substance consignment arrangement under SAB Topic 13A.2. In the determination of management, our sales do not result in an in-substance consignment for the following reasons:

(a)	in our determination all risks of ownership have passed at the time of sale. If the customer loses the goods or they are destroyed it does not preclude us from getting paid.

(b)	The buyer does not have the right to return the product except under the Company’s warranty program.

(c)	The buyer’s obligation is not contractually or implicitly excused until they resell it. They owed the money at the terms we establish at the outset.

(d)	The buyer has a business purpose apart from selling our goods.

(e)	SORL has no obligation for future performance to directly bring about the resale of the product by the buyer.

(f)	SORL has no obligation whatsoever to repurchase the products.

(g)	SORL provides no interest free financing to its customers. The extension of longer credit terms than are typical in the U.S. are customary business practices in China.

(h)	SORL does not pay the interest costs for its customer nor does it enter into any third party financing on behalf of its buyers.

(i)	SORL does not refund any of the original sales price.

(j)	SORL does not enter into any sales type financing or guaranty any residual value to any of its customers.

(k)	Products are not delivered for demonstration purposes.

          Based upon all factors considers at the time each sale is made the Company concludes that revenue recognition is appropriate for its transactions

•

The amount of sales subject to extended credit terms with respect to domestic aftermarket distributors amounted to 2.0 million at December 31, 2005 and accounts receivable from those customers amounted to 2.1 million at December 31, 2005.

Mr. George F. Ohsiek, Jr.
June 16, 2006

          The business practices in connection with extended credit apply to aftermarket distributors as well as OEMs.

Item 8A. Controls and Procedures, page 22

          Comment 4

          Please revise your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

          Response to Comment 4

          We have revised the principal executive and financial officers’ conclusions as to the effectiveness of our disclosure controls and procedures in accordance with Exchange Act Rules 13a-15(e) and 15d-15(e).

Consents of Independent Registered Public Accounting Firms

          Comment 5

          We have considered your response to comment 8 from our letter dated February 22, 2006. Clancy and Co., P.L.L.C. (“Clancy”) and Rotenberg and Company, LLP (“Rotenberg”), (collectively referred to as “Auditors”) should be consenting to the inclusion of their audit reports with respect to the financial statements rather than consenting to the inclusion of your financial statements. Your Auditors should also clearly state for which registration statements they consent to the incorporation by reference of their audit reports. The Rotenberg consent should include a report date that agrees to the report date per the audit report. Please include the consents as exhibits 23.1 and 23.2.

          Response to Comment 5

          The consent letters have been corrected to address the consent as to the inclusion of their audit reports rather than the inclusion of our financial statements and to add references to which registration statements they are consenting to by incorporation by reference of their audit reports and to correct the report date.

Mr. George F. Ohsiek, Jr.
June 16, 2006

Form 10-Q/A for the Quarterly Period Ended March 31, 2005

          Comment 6

          For this Form 10-Q/A and subsequent Forms 10-Q/A please revise to file on Form 10-Q. In this regard we noted that it appears that you are using Form 10-QSB given the fact that Part I, Item 3 labeled “Controls and Procedures” and you did not include Part I, Item 4.

          Response to Comment 6

          We have amended the quarterly 2005 Form 10-Q/A’s to use the proper form and have provided the additional information as required per Form 10-Q. Specifically, captions have been added to the table of contents for all items under parts 1 and 2. Captions have been added in the body of the document for all items and where items are not applicable it is so stated.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6. Consolidated Selected Financial Data, page 24

          Comment 7

          Given the Company’s reverse spin-off from Ruili Group Corporation China (“Ruili”) we would expect to see robust disclosure explaining your basis of presentation and the comparability of periods. In this regard it is unclear to us what the balances represent for the years ended December 31, 2003, 2002 and 2001. Based on review of your fiscal 2003 consolidated financial statements included in this filing it would appear that these balances may represent balances of Ruili. Refer to Item 301 of regulation S-K. Item 301 of regulation S-K also requires the presentation of income from continuing operations. It appears you have presented the transferred business and non-transferred business as continuing operations in fiscal 2003. Please revise.

          Response to Comment 7

          We have revised the Consolidated Selected Financial Data on page 24 to disclose income from continuing operations and have added footnotes to clarify what is included for comparability purposes.

Selected Unaudited Quarterly Results of Operations, page 25

          Comment 8

          Please revise to include gross profit for each quarterly period presented. Refer to Item 302(A) (1) of Regulation S-K.

Mr. George F. Ohsiek, Jr.
June 16, 2006

          Response to Comment 8

          We have revised the Selected Unaudited Quarterly results of Operations to include gross profit for each quarterly period presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

          Comment 9

          Please revise to include a table of contractual obligations. Refer to Item 303(A) (5) of regulation S-K.

          Response to Comment 9

          We have added a table of contractual obligations.

Report of Independent Registered Public Accounting Firm

          Comment 10

          Rotenberg’s report is dated March 9, 2005. We assume that the audit was completed in 2006, not 2005. Please revise.

          Response to Comment 10

          Rotenberg has revised the report date to March 9, 2006.

          Comment 11

          Audit report(s) must cover all financial statement periods presented. Please revise to include an audit report that covers the consolidated statement of income, changes to stockholders equity and cash flows for the year ended December 31, 2003.

          Response to Comment 11

          The audit report that covers the consolidated statement of income, changes to stockholders equity and cash flows for the year ended December 31, 2003 has been included, as audited by Clancy and Co. P.L.L.C.

Consolidated Balance Sheets, page 38

          Comment 12

          You disclose on page 44 that you offer extended credit terms for up to one year or more. Please quantify the dollar amount of accounts receivable as of December 31, 2005 that relates to sales with credit terms in excess of one year and why you believe that current classification is supportable with reference to ARB 43 Chapter 3A. Please revise your filing, if necessary.

Mr. George F. Ohsiek, Jr.
June 16, 2006

          Response to Comment 12

          There are no balances over one year old as of December 31, 2005 that has not been provided for in the provision for uncollectible accounts receivable. Disclosure has been added to Note 1 in the financial statements to under Accounts Receivable to that effect.

Notes to Consolidated Financial Statements, page 42

General

          Comment 13

          Please revise to clearly describe your basis for presentation for the fiscal year ended December 31, 2003.

          Response to Comment 13

          We have revised the footnotes to clarify the basis of presentation for the fiscal year ended December 31, 2003.

Note 2. Summary of Significant Accounting Policies, page 42

Accounts Receivable and Allowance for Bad debts, page 44

          Comment 14

          You disclose that standard credit terms are 90 days; however, page F-14 of draft amendment 2 to your 2004 10-K indicates that standard credit terms are 45-60 days. Since the notes to the financial statements cover multiple reporting periods you should revise the notes to disclose the credit terms in effect as of each balance sheet date. You should similarly revise your liquidity discussion within the MD&A to address the impact of the change in standard credit terms to supplement your discussion of the impact of providing extended credit terms, which is a separate issue. Your liquidity discussion should further describe the sources of financing available to you in the event that receivables continue to increase. While you disclose that you maintain good relationships with local banks, it does not appear that you have a working capital line of credit or other mechanism available to address short-term liquidity needs. Please revise.

          Response to Comment 14

          We have revised the footnote disclosure to present the credit terms in effect as of each balance sheet date and we have added disclosure to our liquidity discussions within MD&A to address the impact that the changes in standard credit terms has had on our cash flows. We have also addressed the sources of financing that are available to us in the event that accounts receivable continue to increase and we experience short-term liquidity demands.

Mr. George F. Ohsiek, Jr.
June 16, 2006

Shipping and Handling Costs, page 45

          Comment 15

          Please revise to disclose the amounts of shipping and handling costs classified as general and administrative expenses for the periods presented. Refer to paragraph 6 of EITF 00-10.

          Response to Comment 15

          We have revised the footnote to disclose the amounts of shipping and handling costs classified as part of our selling expenses.

Note 10. Bank Borrowings, page 50

          Comment 16

          Please explain to us why a non-related party agreed to guarantee $3.35 million of your bank debt.

          Response to Comment 16

          The banks in China require guarantees from unrelated third parties in order to obtain financing.  It is a common practice in China to have unrelated parties guarantee bank indebtedness for each other.

Note 26. Stock Compensation Plan, page 52

          Comment 17

          You established a stock compensation plan in October 2005. In fiscal 2005 you issued 49,500 shares valued at $6 per share. Note 2 states that you adopted SFAS 123R as of January 1, 2005. Please revise to disclose all required information per paragraphs 64, A240 and A241 of SFAS 123R. Please include the stock compensation plan as an exhibit as it represents a material contract. Refer to Item 601(B) (10) of regulation S-K. If you adopted SFAS 123R as of January 1, 2006, please revise the date of adoption.

          Response to Comment 17

          We have revised the disclosure to correct the date of adoption of SFAS 123R to January 1, 2006 and have expanded the disclosures required by SFAS 123. The 2005 stock compensation plan has been attached as an exhibit.

Mr. George F. Ohsiek, Jr.
June 16, 2006

Item 9A. Controls and Procedures, page 53

          Comment 18

          Please revise your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective.

          Response to Comment 18

          We have revised the principal executive and financial officers’ conclusions as to the effectiveness of our disclosure controls and procedures in accordance with Exchange Act Rules 13a-15(e) and 15d-15(e).

Item 15. Exhibits and Financial Statement Schedules, page 61

          Comment 19

          On October 19, 2005 you filed a Form S-8 which incorporates by reference all exchange act reports filed subsequent to the date of the registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities remaining unsold. If this registration statement was still effective on March 27, 2006 please tell us why you did not obtain and file a consent for the use of the audit report included in your Form 10-K. Please revise or advise.  Note that when you revise if another audit report for the consolidated statement of income, changes to stockholders’ equity and cash flows for the year ended December 31, 2003 is included in the filing consent must be filed for this audit report as well.

          Response to Comment 19

          We have included the consents of both Rotenberg & Co. LLP and Clancy and Co., Pllc

          If you have any additional comments or questions, please communicate them to our counsel, David Ficksman as indicated below.

Very truly yours,

SORL Auto Parts, Inc.

By:	/s/ Xiao Ping Zhang

Xiao Ping Zhang

Mr. George F. Ohsiek, Jr.
June 16, 2006

cc:	David Ficksman
Troy & Gould Professional Corporation
1801 Century Park East, 16th Flr.
Los Angeles, CA 90067
310 789 1290
310 789 1490 Fax
dficksman@troygould.com

Nick Bottini
Rotenberg and Company LLP
1870 Winton Road South, Suite 200
Rochester, New York 14618
585 295 0507
505 295 0607 Fax
nbottini@rotenbergllp.com